Exhibit 11
AMSCAN HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2006		2007		2008		2009		2010

Earnings:
Income before income taxes	$10,818		$32,953		$63,821		$100,424		$82,378
Add: fixed charges	82,362		91,462		98,661		87,320		89,401

Earnings as adjusted:	$93,180		$124,415		$162,482		$187,744		$171,779

Computation of Fixed Charges:
Interest, expensed and capitalized	$55,007		$54,900		$51,171		$41,725		$41,399
Interest portion of rent expense	$27,355		36,562		47,490		45,595		48,002

Total Fixed Charges	$82,362		$91,462		$98,661		$87,320		$89,401

Ratio of earnings to fixed charges	1.1	x	1.4	x	1.6	x	2.2	x	1.9	x